April 27, 2018

VIA EDGAR and EMAIL

Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Sonia Barros, Assistant Director

Re:	Acceleration Request for Strategic Student & Senior Housing Trust, Inc. Registration Statement on Form S-11 (File No. 333-220646)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Strategic Student & Senior Housing Trust, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) be accelerated so that it may become effective at 9:00 a.m. (EDT) on May 1, 2018, or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP, counsel to the Registrant, at (404) 322-6627.

Very truly yours, Strategic Student & Senior Housing Trust, Inc.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz Chief Executive Officer

cc:	Ms. Jennifer Gowetski
Ms. Stacie Gorman